UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CHINA INTERNATIONAL TOURISM HOLDINGS, LTD.

Nevada
(State or other jurisdiction of incorporation or organization)

1-10559 (Commission File Number)	65-1021346 (IRS Employer Identification Number)
 E Pang Gong Site, 44 Hong Guang Road, Xi An, P.R.China 710068
(Address of principal executive offices)

(8629) 8436-8561
(Issuer's telephone number)

 Copies to:
Greentree Financial Group, Inc.
7951 SW 6th Street, Suite 216
Plantation, FL 33324
(954) 424-2345 Tel
(954) 424-2230 Fax

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

CHINA INTERNATIONAL TOURISM HOLDINGS, LTD.
E Pang Gong Site
44 Hong Guang Road,
Xi An, P.R.China 710068

INFORMATION STATEMENT

General

China International Tourism Holdings, Ltd. (the “Company”) is mailing this information statement on or about February 20, 2009, to the holders of record of shares of its common stock as of the close of business on February 17, 2009 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

You are receiving this information statement because the Company has been advised that Ms. Wanwen Su, the holder of approximately 50.32% of the outstanding shares of common stock of the Company, plan to:

•	Appoint herself, Ms. Wanwen Su to the Board of Directors; and

•	Accept the resignation of Mr. Ming Lei from the Board of Directors.
The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

Ms. Wanwen Su (the “Buyer”) acquired approximately 50.32% of the issued and outstanding shares of stock of the Company (the “Transaction”) from Mr. Ming Lei (the “Seller”) pursuant to the terms and conditions of a transfer & change of control agreement, dated February 17, 2009, among the Buyer and the Seller (the “Agreement”). For your reference, please note that the Company filed a copy of the Transfer & Change of Control Agreement as exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on February 17, 2009.

Immediately prior to the closing of the Transaction, Ming Lei served as a member of the Board of Directors. Pursuant to the terms and conditions of the Agreement, immediately following the closing of the Transaction:

•	The Buyer’s nominee, Ms. Wanwen Su, was appointed to the Board of Directors;
•	The Buyer’s nominee, Mr. Weiheng Cai, was appointed as an independent director to the Board of Directors;
•	Ming Lei tendered a resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Registrant of this Information Statement pursuant to Rule 14f-1; and
•	The parties agreed to appoint the Buyers’ nominee, Ms. Wanwen Su, to the Board of Directors at a future date to be determined by the Buyer.

As described above, shortly after the filing of this information statement, the Buyer intends to appoint Wanwen Su to the Board of Directors and cause the Company to accept the resignation of Ming Lei from the Board of Directors.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF COMPANY. AS A RESULT, MS. WANWEN SU WILL CONTROL THE BOARD OF DIRECTORS OF COMPANY.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

As of February 17, 2009, 48,591,809 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of February 17, 2009, concerning shares of common stock and preferred stock of the Company, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group:

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Preferred Stock(2)
Ms. Wanwen Su Rm 910 Yi An Guang Chang N0 33 Jian She Liu Ma Lu Guangzhou, China	2,636,000	80%
Mr. Ming Lei E Pang Gong Site, 44 Hong Guang Road Xi An, P.R. China 710068
	659,000	20%
All directors and executive officers as a group (1 person)	2,636,000	80%

(1) Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.

(2)	Based on 3,295,000 shares of Preferred Stock outstanding.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(2)
Ms. Wanwen Su Rm 910 Yi An Guang Chang N0 33 Jian She Liu Ma Lu Guangzhou, China	65,900,000	50.32%
Mr. Ming Lei E Pang Gong Site, 44 Hong Guang Road Xi An, P.R. China 710068
	18,955,994(3)	14.47%
All directors and executive officers as a group (1 person)	65,900,000	50.32%

(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.

(2)

Based on 3,295,000 shares of Preferred Stock outstanding with a conversion ratio of 1 for 25 and based on 130,966,809 shares of common stock issued and outstanding after the preferred stock is converted. Ms. Su owns 2,636,000 shares of preferred stock, once converted, would equal 65,900,000 shares of common stock. Mr. Lei owns 659,000 shares of preferred stock, once converted, would equal 16,475,000 shares of common stock.

(3)	Based on 659,000 shares of preferred stock with a conversion ratio of 1 for 25 and 2,480,994 shares of common stock already issued and outstanding for Mr. Ming Lei.

Change in Control Arrangements

On February 17, 2009, China International Tourism Holdings, Ltd., (the “Registrant”) entered into a transfer & change of control agreement (the “Agreement”) with Ms. Wanwen Su (the “Buyer”) and Mr. Ming Lei (the “Seller). There were no material relationships between the Registrant or its affiliated and any of the parties to the Agreement, other than in respect to the Agreement.

Pursuant to the terms and conditions of the Agreement, the Buyer acquired from the Seller 2,636,000 shares of preferred stock of the Registrant (the “Transaction”). A copy of the Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K.

The Buyer entered into an agreement to acquire control of the Registrant on February 17, 2009 through the transfer of preferred stock representing approximately 50.32% of the fully diluted issued and outstanding shares of stock of the Registrant.  Pursuant to the Agreement the Buyer purchased 2,636,000 shares of convertible preferred stock from the Seller, with a conversion ratio of 1 for 25 shares. The Buyer has the option to convert the 2,636,000 Preferred Shares to Common Stock at a 1 for 25 ratio, which will yield 65,900,000 shares of common stock of the Registrant.  There was no cash paid for the Transaction but the shares were sold in consideration of settlement of all debts and liabilities in the Registrant and in expectation of execution of a binding plan of exchange within thirty days whereby the Registrant will exchange shares with Chengkai Logistic Company (“Chengkai”), a corporation organized under the laws of the Peoples’ Republic of China and Chengkai will become a wholly owned subsidiary of the Registrant.

Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights. In the event of liquidation or dissolution, holders of common stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of common stock, have been paid in full. All shares of common stock are entitled to such dividends as the board of directors of the Registrant (the “Board of Directors”) may declare from time to time. There are no provisions in the articles of incorporation or bylaws that would delay, defer or prevent a change of control. The Registrant does not have any other classes of issued and outstanding capital stock.

Immediately prior to the closing of the Transaction, the Seller served as the Chairman of the Board of Directors. Pursuant to the terms and conditions set forth in the Agreement, immediately following the closing of the Transaction, (1) the Buyer’ nominee, Ms. Wanwen Su was appointed to the Board of Directors; (2) the Seller tendered a resignation from the Board of Directors and as an officer; (3) effective as of ten days after the delivery to the shareholders of the Registrant of an Information Statement pursuant to Rule 14f; (4) the parties agreed to appoint the Buyer’s nominee, Ms. Wanwen Su, to the Board of Directors as at a future date to be determined by the Buyer; and (5) the Buyer appointed Mr. Weiheng Cai to the Board of Directors as an independent director.

With the completion of the Transaction, the appointment of Ms. Wanwen Su to the Board of Directors and the resignation of Ming Lei from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Wanwen Su, Chairman of the Board of Directors

Ms. Su graduated from Guangzhou Jinan University with a degree in Accounting. She previously worked as a manager of Burberry Guangzhou. She founded Guangzhou Chengkai Logistics Co. Ltd in 2005. She has experience in marketing and sales of luxury goods and has established herself well in the logistics business

Weiheng Cai, Independent Director

Weiheng Cai, age 35, has worked as a technical consultant for the past 5 years both independently and for Conceptual Management, Inc., his wholly-owned company. Mr. Cai primarily performs his services from the Peoples Republic of China where he resides. Mr. Cai performs website development services for emerging companies. He has a BS in Business Administration from the University of North Carolina.

Officers

Ms. Wanwen Su, President and CEO

See Directors and Executive Officers section for Ms. Su’s information.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Shown on the table below is information on the annual and long-term compensation for services rendered to the Registrant in all capacities, for the fiscal year ended December 31, 2007, 2006, and 2005, paid by the Registrant to all individuals serving as the Registrant’s chief executive officer or acting in a similar capacity during the fiscal year ended December 31, 2007, 2006, and 2005, regardless of compensation level. During the last completed fiscal year, the Registrant did not pay aggregate compensation to any executive officer in an amount greater than $100,000.

Summary Compensation Table
		Annual Compensation			Long Term Compensation
Name and Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options (#)	LTIP Payouts ($)	Other ($)
Lei, Ming President, CEO & Director	2007	0	0	0	0	0	0	0
	2006	0	0	0	0	0	0	0
	2005	0	0	0	0	0	0	0

Wang, Xiao Jun CFO	2007	0	0	0	0	0	0	0
	2006	0	0	0	0	0	0	0
	2005	0	0	0	0	0	0	0

We have not entered into any other employment agreements with their employees, Officers or Directors. We have no standard arrangements under which we will compensate their directors for their services provided to them.

To date, no compensation has been awarded to, earned by or paid to Ms. Su, in her capacity as chairman of the board, or chief executive officer of the Company.

Director Compensation

The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

Legal Proceedings

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Compliance With Section 16(A) Of The Securities Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of Forms 3, 4 and 5 received by the Company.

The Company is not aware of any person who at any time during the period prior to the quarter ended September 30, 2008 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed its Registration Statement of Form 10SB with the Securities Exchange Commission.

Other Information

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

China International Tourism Holdings, Ltd.
/s/ Wanwen Su
Wanwen Su
Chairman of the Board & Chief Executive Officer
Date: February 17, 2009